UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36007 / March 9, 2026

In the Matter of:

Stepstone Private Credit Fund LLC
StepStone Private Markets
StepStone Private Venture and Growth Fund
StepStone Private Infrastructure Fund
StepStone Private Credit Income Fund
StepStone Private Credit Co-Investment Fund
StepStone Private Equity Strategies Fund
StepStone Group Private Debt LLC
StepStone Group Private Wealth LLC
StepStone Group Real Assets LP
StepStone Group Europe Alternative Investments Limited
StepStone Group Real Estate LP
StepStone Group Private Debt AG
StepStone Group LP
certain of their wholly-owned subsidiaries as described in Schedule A to the application
and certain of their affiliated entities as described in Schedule B to the application

277 Park Avenue, 44th Floor
New York, NY, 10172

812-15962

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Stepstone Private Credit Fund LLC, et al. filed an application on December 23, 2025, requesting
an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit
certain registered closed-end management investment companies and business development
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On February 9, 2026, a notice of the filing of the application was issued (Investment Company
Act Release No. 35943). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Stepstone Private Credit Fund LLC, et al. (File No. 812-15962) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.